EXHIBIT 21.1

List of Subsidiaries of Jazz Technologies, Inc.

Jazz Semiconductor, Inc., a Delaware corporation
Newport Fab, LLC, a Delaware limited liability company (Newport Fab, LLC also conducts business under the name “Jazz Semiconductor”)
Jazz IT Holding, LLC a Delaware limited liability company
Jazz/Hua Hong, LLC, a Delaware limited liability company